FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:          AUGUST 2005

Commission File Number:    000-50422


                                AMADOR GOLD CORP.
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             (Exact Name of Registrant, as Specified in its Charter)


          16493-26TH AVENUE, SURREY, BRITISH COLUMBIA, CANADA, V3S 9W9
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                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]              Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       [_]              No        [X]

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
82-____________


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                                TABLE OF CONTENTS

Document 1                 News Release dated August 3, 2005
Document 2                 Material Change Report dated August 3, 2005

                                                                      DOCUMENT 1

                        CAPITOL SILVER PROPERTY ACQUIRED

                        7,500,000 UNIT PRIVATE PLACEMENT


AMADOR GOLD CORP. (TSXV: AGX) is pleased to announce, subject to regulatory approval, the acquisition of a 100% interest in the Capitol Silver Mine property, located approximately 4 km northeast of Gowganda, Ontario. Consideration for the property consists of $35,000 payable over three years and 300,000 shares payable over three years. The Company must incur an aggregate of $60,000 in exploration expenses on the Property over three years. There is a 2% net smelter return of which half may be purchased for $1,000,000.

High grade nickel, cobalt and silver veins were first discovered on the Capital Silver Property in 1908. The veins were mined during the late 1930's and the latter half of the 1960's. No further exploration or development has been recorded for the property. Potential exists for additional high grade mineralized zones along strike and down dip from the existing workings. Amador will also assess opportunities for bulk tonnage, lower grade nickel, cobalt and silver mineralized zones on the property.

AMADOR GOLD CORP. (TSXV: AGX) is pleased to announce subject to regulatory approval a private placement of up to 7,500,000 flow-through and non-flow-through units, at a price of $0.10 per unit for total proceeds of $750,000. Each unit consists of one common share and one non-transferable, non-flow-through share purchase warrant entitling the holder to purchase one additional common shares for a period of two years at a price of $0.10 per share. Proceeds of the private placement will be used for exploration of the Company's Ontario properties and for general working capital.

ON BEHALF OF THE BOARD

/s/ RICHARD W. HUGHES"
----------------------
Richard W. Hughes
President

FURTHER    INFORMATION   CAN   BE   FOUND   ON   THE   COMPANY'S   WEB-SITE   AT
www.amadorgoldcorp.com

  The TSX-Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

                                                                      DOCUMENT 4
                                 BC FORM 53-901F

                                 SECURITIES ACT

        MATERIAL CHANGE REPORT UNDER SECTION 85(l) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

IF THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL SECTION 85", AND FILE IN AN ENVELOPE MARKED "CONFIDENTIAL - ATTENTION: SUPERVISOR, FINANCIAL REPORTING".

1.       REPORTING ISSUER

         AMADOR GOLD CORP.
         c/o 16493 - 26th Avenue
         Surrey, British Columbia
         V3S 9W9

2.       DATE OF THE MATERIAL CHANGE

         August 3, 2005

3.       PRESS RELEASE

         Press release faxed to the TSX Venture Exchange and disseminated through Vancouver Stockwatch and Market News. Press release also filed through SEDAR with the TSX Venture Exchange, the British Columbia Securities Commission and the Alberta Securities Commission.

4.       SUMMARY OF MATERIAL CHANGE

         The Issuer announced a property acquisition and private placement.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

                        "CAPITOL SILVER PROPERTY ACQUIRED

                        7,500,000 UNIT PRIVATE PLACEMENT

AMADOR GOLD CORP. (TSXV: AGX) is pleased to announce, subject to regulatory approval, the acquisition of a 100% interest in the Capitol Silver Mine property, located approximately 4 km northeast of Gowganda, Ontario. Consideration for the property consists of $35,000 payable over three years and 300,000 shares payable over three years. The Company must incur an aggregate of $60,000 in exploration expenses on the Property over three years. There is a 2% net smelter return of which half may be purchased for $1,000,000.

High grade nickel, cobalt and silver veins were first discovered on the Capital Silver Property in 1908. The veins were mined during the late 1930's and the latter half of the 1960's. No further exploration or development has been recorded for the property. Potential exists for additional high grade mineralized zones along strike and down dip from the existing workings. Amador will also assess opportunities for bulk tonnage, lower grade nickel, cobalt and silver mineralized zones on the property.

AMADOR GOLD CORP. (TSXV: AGX) is pleased to announce subject to regulatory approval a private placement of up to 7,500,000 flow-through and non-flow-through units, at a price of $0.10 per unit for total proceeds of $750,000. Each unit consists of one common share and one non-transferable, non-flow-through share purchase warrant entitling the holder to purchase one additional common shares for a period of two years at a price of $0.10 per share. Proceeds of the private placement will be used for exploration of the Company's Ontario properties and for general working capital."

6.       RELIANCE ON SECTION 85(2) OF THE ACT

         Not Applicable

7.       OMITTED INFORMATION

         No information has been omitted from this form.

8.       SENIOR OFFICERS

         The following senior officers of the Issuer may be contacted about the material change:

         Richard W. Hughes        President and CEO        (604) 685-2222
         Beverly J. Bullock       Corporate Secretary      (604) 536-5357

         STATEMENT OF SENIOR OFFICER

         The foregoing accurately discloses the material change referred to herein.

         DATED at Surrey, British Columbia this 3rd day of August, 2005.

                                               /s/ Beverly J. Bullock
                                               --------------------------
                                               Beverly J. Bullock,
                                               Corporate Secretary

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        AMADOR GOLD CORP.
                                        (Registrant)


Date:    August 3, 2005                 BY:  /S/ BEVERLY J. BULLOCK
                                        ---------------------------------------
                                        Beverly J. Bullock, Corporate Secretary